Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934. Subject company: Wells Fargo Funds Trust (SEC File Nos. 811-09253, 333-74295)

PRODUCT ALERT

[Wells Fargo Advantage Fund Logo]

April 5, 2012

Proposed merger of the Strategic Large Cap Growth Fund

On March 28, 2012, Wells Fargo Funds Management, LLC, the investment advisor to Wells Fargo Advantage Funds, filed a definitive prospectus/proxy statement proposing the merger of the Wells Fargo Advantage Strategic Large Cap Growth Fund into the Wells Fargo Advantage Large Cap Growth Fund. The proposed merger has been unanimously approved by the Wells Fargo Advantage Funds Board of Trustees and is subject to approval by the Strategic Large Cap Growth Fund’s shareholders.

Proposed merger

Merging (or target) fund	Acquiring fund	Portfolio management team of both the target and acquiring funds
Wells Fargo Advantage Strategic Large Cap Growth Fund	Wells Fargo Advantage Large Cap Growth Fund	Thomas C. Ognar, CFA; Bruce C. Olson, CFA; Joseph M. Eberhardy, CFA, CPA; Wells Capital Management (WellsCap)

The following questions and answers provide further details about the proposed merger:

Section I: Questions and answers about the merger proposal

1.     Why did Wells Fargo Funds Management propose the merger of the Strategic Large Cap Growth Fund into the Large Cap Growth Fund?

WellsCap’s Heritage Growth Equity team assumed portfolio management responsibility for the Strategic Large Cap Growth Fund on July 25, 2011, and since that time has managed the Strategic Large Cap Growth Fund in a fashion similar to that of the Large Cap Growth Fund.

Wells Fargo Funds Management considered the following (among other factors) before making its recommendation:

§  The Strategic Large Cap Growth Fund and the Large Cap Growth Fund have identical investment objectives, a similar number of holdings, and a significant overlap of holdings.

§  The two funds share the same benchmark (Russell 1000® Growth Index), Lipper peer group (Large Cap Growth), and Morningstar category (Large Cap Growth).

2.     What can you tell me about the portfolio managers?

Thomas C. Ognar is a managing director and senior portfolio manager with the Heritage Growth Equity team at WellsCap. Mr. Ognar has oversight and portfolio management responsibility for the team’s small-cap, all-cap, and large-cap growth strategies. He joined Strong Capital Management in 1998 as a research analyst. Prior to that, he was a research analyst with M&I Investment Management Corp. and a trader with Republic Securities, Inc. He began his investment industry career in 1993. Mr. Ognar earned a bachelor’s degree in finance from Miami University. He earned a master’s degree in finance from the University of Wisconsin, Madison, and is an alumnus of the Applied Security Analysis Program. Mr. Ognar has earned the right to use the Chartered Financial Analyst® (CFA®) designation.

Bruce C. Olson is a managing director and portfolio manager with the Heritage Growth Equity team at WellsCap. Mr. Olson began his investment industry career in 1982. He joined WellsCap’s Heritage Growth Equity team from Strong Capital Management, where he held a similar position. Prior to joining Strong in 1994, he served as a managing partner of a private holding company. Earlier, he was employed by Minton Investment Corp., American National Bank and Trust Co. of Chicago, and the Travelers Corp. Mr. Olson earned a bachelor’s degree from Gustavus Adolphus College. He has earned the right to use the Chartered Financial Analyst® (CFA®) designation.

Joseph M. Eberhardy is a portfolio manager with the Heritage Growth Equity team at WellsCap. He joined WellsCap’s Heritage Growth Equity team from Strong Capital Management, having joined Strong in 1994. Prior to his current role, Mr. Eberhardy was a senior research analyst with the Heritage Growth Equity team. Before joining the team in 2000, his previous roles at Strong Capital Management included small- to mid-cap equity analyst, high-yield bond trader, and fixed-income accounting manager. Mr. Eberhardy earned a bachelor’s degree in accounting from the University of Wisconsin, Milwaukee. He is a certified public accountant and has earned the right to use the Chartered Financial Analyst® (CFA®) designation.

3.     Tell me about the resources of the Heritage Growth Equity team at WellsCap.

The Heritage Growth Equity team has 12 team members. It is a highly experienced team that we believe has the depth of investment experience and industry specialization to effectively execute its investment process. Mr. Ognar, Mr. Olson, and Mr. Eberhardy serve as the team’s three portfolio managers and work closely with three senior research analysts, one research analyst, two traders, two product specialists, and a research assistant.

4.     What is the Heritage Growth Equity team’s stock selection process for its large-cap growth products?

The team invests principally in equity securities of large-capitalization companies that it believes have prospects for robust and sustainable growth of revenues and earnings. The team defines large-capitalization companies as those with market capitalizations within the range of the Russell 1000® Growth Index. The team may also invest in equity securities of foreign issuers through American depositary receipts and similar investments.

The team’s strategy is based on a belief that the best companies exhibit both robust and sustainable growth and that opportunities to invest arise when a “gap” exists between a company’s future growth and the market’s expectations for that growth. The team follows an investment process that consists of several steps, including continuous idea generation through all-cap research, portfolio construction, and risk management.

Ideas are generated and companies are identified for research from a variety of sources, including a proprietary model and screens, as well as industry contacts and expert sources. Intensive research focuses on quantifying a company’s true growth rate. In addition to analyzing data, the team talks to management, suppliers, customers, competitors, and industry experts. It assesses business fundamentals, competitive advantages, and capital structure in an attempt to gauge when a company’s growth is robust and sustainable. It uses a basket of valuation metrics to analyze whether a company’s growth is underappreciated and to gauge whether current valuation captures a company’s true growth rate.

The most critical and unique part of the team’s process is the sell discipline, which integrates the investment process with risk management. The team will sell or trim a holding when the gap between a company’s true earnings power and the market’s expectations narrows to avoid deteriorating growth before it is captured in the stock price and to manage portfolio risk. The sell discipline is part of an integrated risk management approach, which also includes stress-testing assumptions, quantitatively screening holdings to combat biases, and analyzing proprietary portfolio risk decomposition.

5.     Will existing shareholders hold the same share class that they own today following the proposed fund merger?

Yes. Existing shareholders of the Strategic Large Cap Growth Fund will receive the same class of shares of the Large Cap Growth Fund at the close of the merger. Class R shares will be added for the Large Cap Growth Fund for shareholders currently invested in Class R shares of the Strategic Large Cap Growth Fund. (Class R shares are available only to participating retirement plans through financial intermediaries that have an agreement with Wells Fargo Funds Distributor, LLC, to distribute this share class.)

6.     Will the merger be a taxable event for shareholders?

No. The merger is expected to be a tax-free transaction for U.S. federal income tax purposes.

7.     Will the Strategic Large Cap Growth Fund pay an income or capital gains distribution prior to the proposed merger?

To avoid adverse tax consequences, the fund may make a distribution of realized income and capital gains prior to the proposed merger. The timing and amount of any such distribution cannot yet be determined.

8.     How do the expenses of each share class of the Large Cap Growth Fund compare with the Strategic Large Cap Growth Fund?

If shareholders of the Strategic Large Cap Growth Fund approve the merger, the corresponding share class of the Large Cap Growth Fund they receive will have capped expenses that are equal to or lower than those of the Strategic Large Cap Growth Fund. Also, in most cases, following the proposed merger current shareholders of the Large Cap Growth Fund will have capped expenses that are lower than those currently in place for the fund. Complete fund expense information based on actual expenses incurred for each fund’s most recent fiscal year that ended July 31, 2011, is included in the tables that follow (as found in the prospectus/proxy statement).

Annual fund operating expenses (expenses that shareholders pay each year as a percentage of the value of their investment)

Wells Fargo Advantage Strategic Large Cap Growth Fund

Share class	Management fees	Distribution (12b-1) fees	Other expenses	Acquired fund fees and expenses	Total annual fund operating expenses	Waiver of fund expenses	Total fund operating expenses after fee waiver[1]
Class A	0.65%	0.00%	0.61%	0.01%	1.27%	0.19%	1.08%
Class C	0.65%	0.75%	0.61%	0.01%	2.02%	0.19%	1.83%
Class R	0.65%	0.25%	0.61%	0.01%	1.52%	0.19%	1.33%
Administrator Class	0.65%	0.00%	0.45%	0.01%	1.11%[2]	0.15%	0.96%
Institutional Class	0.65%	0.00%	0.18%	0.01%	0.84%	0.03%	0.81%

1. Wells Fargo Funds Management has committed, through July 18, 2013, to waive fees and/or reimburse expenses to the extent necessary to cap the fund’s total annual fund operating expenses after fee waiver (excluding certain expenses) at 1.07% for Class A shares, 1.82% for Class C shares, 1.32% for Class R shares, 0.95% for Administrator Class shares, and 0.80% for Institutional Class shares. After this time, such cap may be changed or the commitment to maintain the cap may be terminated only with the approval of the Wells Fargo Advantage Funds Board of Trustees.

2. Expenses have been adjusted as necessary from amounts incurred during the fund’s most recent fiscal year to reflect current fees and expenses.

Wells Fargo Advantage Large Cap Growth Fund (current expenses)

Share class	Management fees	Distribution (12b-1) fees	Other expenses	Acquired fund fees and expenses	Total annual fund operating expenses	Waiver of fund expenses	Total fund operating expenses after fee waiver[1]
Class A	0.65%	0.00%	0.60%	NA	1.25%	0.13%	1.12%
Class C	0.65%	0.75%	0.60%	NA	2.00%	0.13%	1.87%
Administrator Class	0.65%	0.00%	0.44%	NA	1.09%[2]	0.14%	0.95%
Institutional Class	0.65%	0.00%	0.17%	NA	0.82%[2]	0.07%	0.75%

1. Wells Fargo Funds Management has committed, through November 30, 2012, to waive fees and/or reimburse expenses to the extent necessary to cap fund’s total annual fund operating expenses after fee waiver (excluding certain expenses) at the amount shown above. After this time, such cap may be changed or the commitment to maintain the cap may be terminated only with the approval of the Wells Fargo Advantage Funds Board of Trustees.

2. Expenses have been adjusted as necessary from amounts incurred during the fund’s most recent fiscal year to reflect current fees and expenses.

Wells Fargo Advantage Large Cap Growth Fund (post-merger expenses)

Share class	Management fees	Distribution (12b-1) fees	Other expenses	Acquired fund fees and expenses	Total annual fund operating expenses[1]	Waiver of fund expenses	Total fund operating expenses after fee waiver[2]
Class A	0.64%	0.00%	0.60%	0.01%	1.25%	0.17%	1.08%
Class C	0.64%	0.75%	0.60%	0.01%	2.00%	0.17%	1.83%
Class R	0.64%	0.25%	0.60%	0.01%	1.50%	0.17%	1.33%
Administrator Class	0.64%	0.00%	0.44%	0.01%	1.09%	0.13%	0.96%
Institutional Class	0.64%	0.00%	0.17%	0.01%	0.82%	0.06%	0.76%

1. Expenses have been adjusted as necessary from amounts incurred during the fund’s most recent fiscal year to reflect current fees and expenses.

2. Wells Fargo Funds Management has committed, through November 30, 2013, to waive fees and/or reimburse expenses to the extent necessary to cap the fund’s total annual fund operating expenses after fee waiver (excluding certain expenses) at 1.07% for Class A shares, 1.82% for Class C shares, 1.32% for Class R shares, 0.95% for Administrator Class shares, and 0.75% for Institutional Class shares. After this time, such cap may be changed or the commitment to maintain the cap may be terminated only with the approval of the Wells Fargo Advantage Funds Board of Trustees.

Section II: Proxy solicitation process and general information

9.     How will shareholders be notified of this merger proposal? Do they need to take any action?

Shareholders of the Strategic Large Cap Growth Fund are being mailed a proxy statement inviting them to vote on the proposal at a special shareholder meeting on June 8, 2012. The proposal requires shareholder approval. Shareholders who receive proxy materials will have the opportunity to vote their shares.

10.  What is the timeline for the mergers?

Time frame	Event
February 29, 2012	Record date for special shareholder meeting. (Shareholders who owned shares of the Strategic Large Cap Growth Fund as of this date will be eligible to vote their shares.)
April 2012	Proxy materials will be mailed to shareholders.
June 8, 2012

Scheduled date of the special shareholder meeting. For shareholders who do not attend the meeting in person, proxy voting instructions must be received prior to the meeting. The meeting will be held at 10 a.m. Pacific Time at 525 Market Street, 12th Floor, San Francisco.

Summer 2012	If approved by shareholders, the merger will take effect during the summer of 2012.

11.  Can investors still purchase, redeem, and exchange the merging and acquiring funds prior to the mergers?

Yes. Shareholders may continue to invest in the Strategic Large Cap Growth Fund or the Large Cap Growth Fund prior to the proposed merger. They may also continue to redeem from these funds or exchange to or from the funds.

12.  Who is entitled to vote?

Shareholders who owned shares of the Strategic Large Cap Growth Fund on the record date, February 29, 2012, and who have the authority to vote their shares will receive proxy materials and are encouraged to cast their votes. Shareholders of record are entitled to one vote for each whole share and a fractional vote for each fractional share of the fund that they owned on the record date.

13.  What methods can be used to vote?

Shareholders may vote in any of the following ways:

§  Signing and returning the proxy ballot by mail prior to the shareholder meeting.

§  Calling the toll-free number listed on their proxy ballots; to vote by telephone, shareholders will need the control number printed on the ballot.

§  Going online to the website listed on their proxy ballots and following the instructions; to vote online, shareholders will need the control number printed on the ballot.

§  Personally attending and voting at the shareholder meeting on June 8, 2012.

14.  Will shareholders receive a confirmation when they have completed voting their proxy?

Shareholders will not receive a confirmation if they send their proxy votes by mail. They may call the proxy solicitation firm, AST Fund Solutions, LLC, (formerly known as The Altman Group) at

1-866-828-6931 from 9 a.m. to 10 p.m. Eastern Time, Monday through Friday, to confirm receipt of their mailed ballot. Shareholders will receive a confirmation if they vote by telephone with the proxy solicitor. If they vote online, they will be able to print a confirmation of their proxy vote or request an email confirmation.

15.  How can shareholders vote over the phone?

Shareholders who want to vote over the phone should call or be transferred to AST Fund Solutions, a proxy solicitation firm that was hired for this proxy solicitation process, at 1-866-828-6931 from 9 a.m. to 10 p.m. Eastern Time, Monday through Friday. AST Fund Solutions may transfer shareholders to Wells Fargo Advantage Funds if it receives questions it is unable to answer, such as questions about specific accounts. Shareholders can also vote using the automated phone service by calling the toll-free number listed on their proxy ballots. They may vote online by following the instructions provided on their proxy ballots.

16.  If shareholders approve the proposals, when will the mergers take place?

Upon shareholder approval, the merger is expected to occur during the summer of 2012.

17.  Will anyone call shareholders regarding these proxies?

AST Fund Solutions, an independent proxy solicitor retained by Wells Fargo Funds Management, may contact shareholders regarding these proxies.

18.  Who is paying for the proxy solicitation?

Wells Fargo Funds Management or one of its affiliated companies will pay for all expenses incurred for the proxy solicitation. The expenses will not be charged to the funds or to the funds’ shareholders.

19.  What if shareholders of the Strategic Large Cap Growth Fund do not approve the merger?

If this occurs, the merger will not take place and the Board of Trustees will determine an appropriate course of action.

20.  Whom can shareholders call for additional information?

If shareholders have questions about the proxy materials or the proposals, they may call their relationship managers, their investment professionals, or Wells Fargo Advantage Funds at 1-800-222-8222 (24 hours a day, 7 days a week). If they have any questions about how to vote, they may call the proxy solicitor, AST Fund Solutions, at 1-866-828-6931 from 9 a.m. to 10 p.m. Eastern Time, Monday through Friday.

Mutual fund investing involves risks, including the possible loss of principal, and may not be appropriate for all investors. Stock fund values fluctuate in response to the activities of individual companies and general market and economic conditions. Foreign investments are especially volatile and can rise or fall dramatically due to differences in the political and economic conditions of the host country. These risks are generally intensified in emerging markets. Smaller- and mid-cap stocks tend to be more volatile and less liquid than those of larger companies. Consult a fund's prospectus for additional information on these and other risks.

Carefully consider a fund’s investment objectives, risks, charges, and expenses before investing. For a current prospectus and, if available, a summary prospectus, containing this and other information, visit wellsfargoadvantagefunds.com. Read the prospectus carefully before investing.

This is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

Additional information and where to find it

In connection with the proposed merger of the Wells Fargo Advantage Strategic Large Cap Growth Fund into the Wells Fargo Advantage Large Cap Growth Fund, the acquirer filed a prospectus/proxy statement with the Securities and Exchange Commission (SEC). All shareholders are advised to read this prospectus/proxy statement in its entirety because it contains important information about the acquirer, target, transaction, fees, expenses, risk considerations, persons soliciting proxies in connection with the transaction, and the interests of these persons in the transaction and related matters. The target intends to mail the prospectus/proxy statement to its shareholders. Shareholders may obtain a free copy of the prospectus/proxy statement and other documents filed by the acquirer with the SEC at the SEC’s website, sec.gov. Free copies of the prospectus/proxy statement, may be obtained by directing a request via mail, phone, or website to the acquirer, Wells Fargo Advantage Funds, P.O. Box 8266, Boston, MA 02266-8266, 1-800-222-8222, wellsfargoadvantagefunds.com. In addition to the prospectus/proxy statement, the target and the acquirer file annual and semi-annual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Filings made with the SEC by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at sec.gov.

 1. Wells Fargo Funds Management has committed, through July 18, 2013, to waive fees and/or reimburse expenses to the extent necessary to cap the fund’s total annual fund operating expenses after fee waiver (excluding certain expenses) at 1.07% for Class A shares, 1.82% for Class C shares, 1.32% for Class R shares, 0.95% for Administrator Class shares, and 0.80% for Institutional Class shares. After this time, such cap may be changed or the commitment to maintain the cap may be terminated only with the approval of the Wells Fargo Advantage Funds Board of Trustees.

2. Expenses have been adjusted as necessary from amounts incurred during the fund’s most recent fiscal year to reflect current fees and expenses.

3. Wells Fargo Funds Management has committed, through November 30, 2012, to waive fees and/or reimburse expenses to the extent necessary to cap fund’s total annual fund operating expenses after fee waiver (excluding certain expenses) at the amount shown above. After this time, such cap may be changed or the commitment to maintain the cap may be terminated only with the approval of the Wells Fargo Advantage Funds Board of Trustees.

4. Expenses have been adjusted as necessary from amounts incurred during the fund’s most recent fiscal year to reflect current fees and expenses.

5. Expenses have been adjusted as necessary from amounts incurred during the fund’s most recent fiscal year to reflect current fees and expenses.

6. Wells Fargo Funds Management has committed, through November 30, 2013, to waive fees and/or reimburse expenses to the extent necessary to cap the fund’s total annual fund operating expenses after fee waiver (excluding certain expenses) at 1.07% for Class A shares, 1.82% for Class C shares, 1.32% for Class R shares, 0.95% for Administrator Class shares, and 0.75% for Institutional Class shares. After this time, such cap may be changed or the commitment to maintain the cap may be terminated only with the approval of the Wells Fargo Advantage Funds Board of Trustees.

Participants in the solicitation

The acquirer and the target, as well as their respective directors, executive officers, and certain members of their management and other employees, may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target’s shareholders under the rules of the SEC is set forth in the prospectus/proxy statement filed with the SEC.

Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Advantage Funds. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the funds.
The funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA/SIPC, an affiliate of Wells Fargo & Company. 209099 04-12

NOT FDIC INSURED – NO BANK GUARANTEE – MAY LOSE VALUE